C.I. Fund Management Inc.



CI Place
151 Yonge Street, Eleventh Floor
Toronto, Ontario M5C 2W7
Telephone: 416-364-1145
Toll Free: 1-800-268-9374

January 2, 2002

United States Securities
and Exchange Commission
Washington, D.C. 20549

SUPPL

FEB 05 2002

Dear Sirs:

Re: C.I. Fund Management Inc. (the "Company")
Rule 12g3-2(b) under the Securities Exchange Act of 1934
Your File No. 82-4994

The Company is on the SEC's list of foreign private issuers that claim exemption pursuant to Rule 12g3-2(b), pursuant to which we hereby furnish the enclosed documentation duly marked with the requisite SEC file number.

If you have any questions or comments, please contact the undersigned.

Yours truly,

C.I. FUND MANAGEMENT INC.

Michael J. Killeen
General Counsel and Corporate Secretary

PROCESSED
FEB 14 2002
THOMSON
FINANCIAL

MJK/cc
Encls.

c: Chris von Boetticher (w/encls.)

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CI Funds™

82-4994


CI Funds

FOR IMMEDIATE RELEASE **TSE Symbol: CIX**

CI Funds reports net sales for November

TORONTO (December 4, 2001) – C.I. Fund Management Inc. today reported that its wholly owned subsidiary, CI Mutual Funds Inc., had net sales of $54 million in November 2001.

This represents an increase from $38 million in net sales in October and $7 million in September.

"The stronger net sales are a reflection of the improving market outlook and growing investor interest in our leading Canadian funds," said Stephen A. MacPhail, Executive Vice-President and Chief Operating Officer of C.I. Fund Management Inc.

"The Harbour Funds under Gerry Coleman and the Signature Select Canadian Fund and the dividend funds managed by Eric Bushell offer first-quartile performance with below-average volatility. These funds continue to build sales momentum and led our product lineup in net sales in November."

Mr. MacPhail also noted that CI's total fee-earning assets, which stood at $24.8 billion at November 30, 2001, have exceeded their levels of August 31, 2001, and have increased more than 11% since the lows reached in September.

In other highlights from November, institutional assets at BPI Global Asset Management LLP grew by 7% for a second consecutive month, thanks to a combination of new accounts and market appreciation. BPI Global, based in Orlando, Florida, is one of CI's U.S. money management subsidiaries.

For additional information on the month, please see CI's website, www.cifunds.com, under "Corporate Information."

C.I. Fund Management Inc. (TSE: CIX) is an independent, Canadian-owned investment management company with one of the industry's broadest selections of investment funds, including mutual funds, industry-specific funds, 100% RSP-eligible global funds, multi-manager funds, segregated funds and hedge funds. It offers top-ranked investment expertise through nine portfolio management teams.

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For further information, contact: Stephen A. MacPhail, Chief Operating Officer, C.I. Fund Management Inc. Tel.: 416-364-1145.

82-4994



FOR IMMEDIATE RELEASE **TSE Symbol: CIX**

**CI's Gerry Coleman named Fund Manager of the Year,
Signature Select Canadian is Best Canadian Equity Fund**

TORONTO (December 6, 2001) – CI Funds is honoured that two of its Canadian equity managers received four prestigious Canadian Mutual Fund Awards at last night's gala, says company President Peter W. Anderson.

"CI is known for its strong lineup of global funds, but these awards recognize the industry-leading expertise and performance of our Canadian portfolio management teams," Mr. Anderson said.

At the 2001 Canadian Mutual Fund Awards, Gerry Coleman, lead portfolio manager of CI's Harbour Funds, was named Fund Manager of the Year. One of Mr. Coleman's funds, the CI Harbour Segregated Fund, was named Best Segregated Canadian Equity Fund.

In addition, two funds managed by Eric Bushell, Senior Vice-President in CI's Signature Funds group, received awards. Signature Select Canadian Fund was named Best Canadian Equity Fund, while Signature Dividend Fund was named Best Dividend Fund. Mr. Bushell was also a finalist for Fund Manager of the Year.

The winners were selected by an independent panel of mutual fund analysts.

Mr. Coleman, lead manager of Harbour Fund and Harbour Growth & Income Fund, is a 35-year veteran of the investment industry who follows a disciplined value-oriented approach. He has established a solid track record of first-quartile returns with below-average risk.

"We focus on solid companies that will appreciate in value over time," Mr. Coleman says. "Our style is not high-octane. We just stride along, year after year, with low volatility and great results over the long term."

Under Mr. Bushell's guidance, the Signature Select Canadian Fund has become the top-performing Canadian equity mutual fund over the three years ending October 31, 2001, with an average annual return of 21.5%. He has achieved these results without taking on exceptional risk, as the fund is also the top Canadian equity mutual fund for risk-adjusted returns over three years. (Source: Globe HySales.)

Mr. Bushell follows an approach that seeks "growth at a reasonable price" and which emphasizes larger-cap, dividend-paying companies. He also has a strong contrarian bent.

"Great returns never come from following the herd," Mr. Bushell says. "We try to run against the pack. The ultimate outcome of our style is a well-diversified portfolio with both old and new economy stocks, lower volatility and above-average returns."

Additional information about Harbour Fund, Signature Select Canadian Fund and other CI funds can be found at www.cifunds.com.

CI Mutual Funds Inc. is a wholly owned subsidiary of C.I. Fund Management Inc. (TSE: CIX), an independent, Canadian-owned investment management company with $25 billion in fee-earning assets at December 5, 2001. It has one of the industry's broadest selections of investment funds, including mutual and segregated funds, industry-specific funds, 100% RSP-eligible global funds, multi-manager funds and hedge funds, and offers top-ranked investment expertise through nine portfolio management teams representing a variety of investment styles.

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For further information, please call:
Peter W. Anderson
President
CI Mutual Funds Inc.
Tel.: 416-364-1145

82-4994

CI Place, 151 Yonge Street, Eleventh Floor, Toronto, Ontario M5C 2W7
Web: www.cifunds.com



news release

TSE Symbol: CIP.UN **FOR IMMEDIATE RELEASE**
December 18, 2001

CI MASTER LIMITED PARTNERSHIP ANNOUNCES EXPECTED DISTRIBUTION TO LIMITED PARTNERS

Toronto, December 18, 2001 – CI Master Limited Partnership ("CI Master LP") announced today its expected annual distribution to limited partners.

The amount of the distribution is expected to be $1.50 per limited partnership unit, based upon transactions that have occurred to date. The record date for the distribution is December 31, 2001 and the distribution is expected to be made on January 18, 2002.

CI Master LP receives income in connection with mutual fund securities managed by CI Mutual Funds Inc. CI Mutual Funds Inc. is a wholly-owned subsidiary of C.I. Fund Management Inc. (TSE: CIX), an independent, Canadian-owned investment management company with $25 billion in fee-earning assets at December 17, 2001. It has one of the industry's broadest selections of investment funds, including mutual and segregated funds, industry-specific funds, 100% RSP-eligible global funds, multi-manager funds and hedge funds, and offers top-ranked investment expertise through nine portfolio management teams representing a variety of investment styles.

For further information, please contact:

Doug Jamieson
Vice-President
CI GP Limited
Tel. No.: (416) 364-1145

j:\mjk\lp\master\distribution\clpdec18.doc

82-4994

CI Place, 151 Yonge Street, Eleventh Floor, Toronto, Ontario M5C 2W7
Web: www.cifunds.com


CI Funds™

news release

TSE Symbol: HYB.UN **FOR IMMEDIATE RELEASE**
December 18, 2001

DDJ CANADIAN HIGH YIELD FUND ANNOUNCES EXPECTED DISTRIBUTION TO UNITHOLDERS

Toronto, December 18, 2001 - DDJ Canadian High Yield Fund (the "Fund") announced today its expected quarterly distribution to unitholders.

The amount of the distribution is expected to be $0.60 per unit, based upon transactions that have occurred to date. The record date for the distribution is December 31, 2001 and the distribution is expected to be made on January 18, 2002.

The Fund, managed by CI Mutual Funds Inc., is a closed-end investment trust listed on The Toronto Stock Exchange (HYB.UN) which invests in a diversified portfolio consisting primarily of high yield debt securities issued in the United States market by Canadian corporations.

For further information, contact:

David C. Pauli
CI Mutual Funds Inc.
Tel. No.: (416) 364-1145

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82-4994



FOR IMMEDIATE RELEASE **TSE Symbol: CIX**

CI Portfolio Series offers a fully diversified portfolio in one purchase

TORONTO (December 19, 2001) – CI Funds today announced the launch of the CI Portfolio Series, a family of asset allocation funds that makes it easy for investors to achieve the benefits of a fully diversified portfolio matched to their individual risk tolerance.

The four CI Portfolios, which are also available in 100% RSP-eligible versions, offer distinct asset allocations ranging from conservative to maximum growth. The Portfolios invest in diverse mixes of up to 14 underlying CI mutual funds representing a variety of asset classes, geographical mandates and investment styles.

"Proper asset allocation maximizes returns for a given level of risk," said Peter W. Anderson, President of CI Mutual Funds Inc. "With the CI Portfolios, investors get the benefits of diversification and asset allocation through one simple investment."

The CI Portfolio Series consists of the CI Conservative Portfolio (50% equities, 50% fixed income), CI Balanced Portfolio (65% equities, 35% fixed income), CI Growth Portfolio (80% equities, 20% fixed income) and CI Maximum Growth Portfolio (100% equities). Each CI Portfolio requires a minimum investment of $500.

A key feature of CI Portfolios is that they are "style neutral" – diversified not just by asset class but by investment style such as value and growth. Given that different investment styles outperform at different times, this will help to provide stability to the Portfolios' returns.

"One of CI's strengths is its extensive selection of funds managed by nine separate portfolio management teams with different investment approaches," Mr. Anderson. "CI Portfolios allow investors to benefit from the industry-leading expertise of all of these diverse investment teams."

Independent investment consultants William M. Mercer Limited assisted in the design of the CI Portfolios and will review them on an ongoing basis. Mercer is a global consulting firm with more than 14,000 employees in over 40 countries. It focuses on investment issues, as well as employee benefits, compensation, communication, and actuarial services.

The CI Portfolios also will be rebalanced regularly to maintain their target asset allocations. In general, rebalancing will be carried out in the most tax-efficient way, through the investment of new contributions.

More information about the CI Portfolios Series can be found at www.cifunds.com in the "Spotlight" section or under "Funds."

CI Mutual Funds Inc. is a wholly owned subsidiary of C.I. Fund Management Inc. (TSE: CIX), an independent, Canadian-owned investment management company with $25 billion in fee-earning assets at December 18, 2001. It has one of the industry's broadest selections of investment funds, including mutual and segregated funds, industry-specific funds, 100% RSP-eligible global funds, multi-manager funds and hedge funds, and offers top-ranked investment expertise through nine portfolio management teams.

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For further information, contact:
Peter W. Anderson
President
CI Mutual Funds Inc.
Tel.: 416-364-1145



TSE Symbol: HYB.UN **FOR IMMEDIATE RELEASE**

December 20, 2001

DDJ CANADIAN HIGH YIELD FUND RENEWS NORMAL COURSE ISSUER BID

Toronto, December 20, 2001 - DDJ Canadian High Yield Fund (the "Fund") intends to purchase for cancellation up to 536,516 of its Trust Units by way of a normal course issuer bid through the facilities of The Toronto Stock Exchange. The 536,516 Trust Units represent approximately 5% of the 10,730,324 currently issued and outstanding Trust Units.

The purchases may commence on January 4, 2002 and will terminate on January 3, 2003, or on such earlier date as the Fund may complete its purchases pursuant to a notice of intention filed with The Toronto Stock Exchange or provide notice of termination. Any such purchases will be made by the Fund at the prevailing market price at the time of such purchases in accordance with the requirements of The Toronto Stock Exchange.

Pursuant to the Trust Agreement which created the Fund, the Fund may only repurchase Trust Units at a price which is less than 90% of the most recently determined Net Asset Value per Trust Unit. If the Trust Units are trading at more than a 10% discount to the Net Asset Value per Trust Unit, the Manager of the Fund believes that it would be in the best interests of the Fund and the holders of the Trust Units to purchase Trust Units in the market.

The Fund has not purchased any Trust Units pursuant to the normal course issuer bid of the Fund which commenced on January 4, 2001.

To the knowledge of the Manager, no director, senior officer or other insider of the Fund intends at present to sell any Trust Units under this bid. However, sales by such persons through the facilities of The Toronto Stock Exchange or elsewhere may occur if the circumstances or decisions of any such person change. The benefits to any such person whose Trust Units are purchased would be the same as the benefits available to all other holders whose Trust Units are purchased.

For further information, please contact:

David C. Pauli
CI Mutual Funds Inc.
Tel. No.: (416) 681-6542



TSE Symbol: BOI.UN **FOR IMMEDIATE RELEASE**

December 20, 2001

BPI GLOBAL OPPORTUNITIES II FUND ANNOUNCES NORMAL COURSE ISSUER BID

Toronto, December 20, 2001 – BPI Global Opportunities II Fund (the "Fund") intends to purchase for cancellation up to 566,134 of its Units by way of a normal course issuer bid through the facilities of The Toronto Stock Exchange. The 566,134 Units represent approximately 5% of the 11,322,687 currently issued and outstanding Units.

The purchases may commence on January 4, 2002 and will terminate on January 3, 2003, or on such earlier date as the Fund may complete its purchases pursuant to a notice of intention filed with The Toronto Stock Exchange or provide notice of termination. Any such purchases will be made by the Fund at the prevailing market price at the time of such purchases in accordance with the requirements of The Toronto Stock Exchange.

Pursuant to the Amended and Restated Declaration of Trust of the Fund, the Fund may only repurchase Units at a price per Unit which does not exceed the Net Asset Value per Unit on the day immediately prior to the offer to purchase or invitation for tenders. If the Units are trading at a substantial discount to the Net Asset Value per Unit, the Manager of the Fund believes that it would be in the best interests of the Fund and the holders of the Units to purchase Units in the market.

The Fund has not purchased any Units pursuant to the normal course issuer bid of the Fund which commenced on January 4, 2001.

To the knowledge of the Manager, no director, senior officer or other insider of the Fund intends at present to sell any Units under this bid. However, sales by such persons through the facilities of The Toronto Stock Exchange or elsewhere may occur if the circumstances or decisions of any such person change. The benefits to any such person whose Units are purchased would be the same as the benefits available to all other holders whose Units are purchased.

For further information, please contact:

David C. Pauli
CI Mutual Funds Inc.
Tel. No.: (416) 681-6542

CI Place, 151 Yonge Street, Eleventh Floor, Toronto, Ontario M5C 2W7
Web: www.cifunds.com


CI Funds™

news release

TSE Symbol: BOI.UN **FOR IMMEDIATE RELEASE**
December 21, 2001

BPI GLOBAL OPPORTUNITIES II FUND ANNOUNCES DISTRIBUTION TO UNITHOLDERS

Toronto, December 21, 2001 – BPI Global Opportunities II Fund (the "Fund") announced today its annual distribution to unitholders.

The amount of the distribution will be $0.37 per unit, based upon transactions that have occurred to date. The record date for the distribution is December 31, 2001 In accordance with the Fund's Unitholder Distribution Reinvestment Plan, Canadian unitholders have the option to have any distribution reinvested in additional units of the Fund or receive the distribution in cash. DISTRIBUTIONS WILL BE REINVESTED UNLESS THE UNITHOLDER ELECTS TO RECEIVE THE DISTRIBUTION IN CASH BY CONTACTING THEIR INVESTMENT ADVISOR, WHO WILL NOTIFY THE TRANSFER AGENT. Unitholders not resident in Canada must receive the distribution in cash. Any cash distribution is expected to be made on January 18, 2002 and the unit reinvestment is expected to be completed by approximately February 1, 2002.

The Fund, managed by CI Mutual Funds Inc., a wholly-owned subsidiary of C.I. Fund Management Inc., is a closed-end investment trust listed on The Toronto Stock Exchange (BOI.UN) which invests in a globally diversified portfolio of stocks, bonds and other securities.

For further information, contact:
David C. Pauli
CI Mutual Funds Inc.
Tel. No.: (416) 364-1145

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82-4994

CI Place, 151 Yonge Street, Eleventh Floor, Toronto, Ontario M5C 2W7

Web: www.cifunds.com



news release

TSE Symbol: HYB.UN

FOR IMMEDIATE RELEASE
December 21, 2001

DDJ CANADIAN HIGH YIELD FUND ANNOUNCES DISTRIBUTION TO UNITHOLDERS

Toronto, December 21, 2001 - DDJ Canadian High Yield Fund (the "Fund") announced today its next quarterly distribution to unitholders.

The amount of the distribution will be $0.60 per unit. The record date for the distribution is December 31, 2001 and the distribution will be made on January 18, 2002.

The Fund, managed by CI Mutual Funds Inc., a wholly-owned subsidiary of C.I. Fund Management Inc., is a closed-end investment trust listed on The Toronto Stock Exchange (HYB.UN) which invests in a diversified portfolio consisting primarily of high yield debt securities issued in the United States market by Canadian corporations.

For further information contact:

David C. Pauli
CI Mutual Funds Inc.
Tel. No.: (416) 364-1145

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